

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

<u>Via E-mail</u>
Mr. John Arnold
Chief Executive Officer
GankIt Corporation
5201 Memorial Drive, Suite 1115
Houston, TX 77007

> **Re:** **GankIt Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2012**
> **File No. 333-182761**

Dear Mr. Arnold:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Overview, page 33</u>

1. We note your response to comment 39 in our letter dated August 17, 2012, as well as the statement that you "believe that the proceeds from this offering in addition to our existing cash on hand will satisfy our cash requirements for up to 24 months." It is unclear how this is the case given that you are obligated to compensate your chief executive officer $84,000 annually and will incur costs associated with being a public company, in each case beginning upon effectiveness of the registration statement. Please advise or revise. In addition, it is unclear whether the discussion of Phase One and Phase Two activities is intended to reflect all of your operating costs, including the costs associated with compensating your chief executive officer and being a public company. Please revise or advise.

Exhibit 5.1

2. Please delete as inappropriate the assumption contained in the second sentence in the third paragraph of the legal opinion that the "signing parties have had the power, corporate or other, to sign any and all documents that bear their signatures."

    Please contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Staff Attorney, at (202) 551-3222 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director